STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-972-9922

December 19, 2012

VIA EDGAR

==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE: Starboard Investment Trust (File Nos. 333-159484 and 811-22298), on behalf of the Prophecy Alpha Trading Fund, a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Kimberly A. Browning, this letter is being submitted in response to comments received from Ms. Browning on November 26, 2012 in connection with the review of the registration statement of the Trust.  These comments address the Prospectus and Statement of Additional Information for the Prophecy Alpha Trading Fund.  Set forth below is a summary of Ms. Browning’s comments and the Trust’s responses.  Revised copies of the Prospectus and Statement of Additional Information have been attached for review.

Prospectus

1.	Comment: Explain the meaning of “alpha” as used in the fund’s name.

Response: “Alpha” refers to the Fund’s investment objective of seeking maximum relative total return compared to its benchmark index after adjusting for risk exposure.

2.	Comment: Verify that the series and class identifiers associated with the EDGAR submission codes are correct.

Response: The series and class identifiers have been verified.

3.
Comment:  The fee table in the summary section notes that the distribution and/or service (12b-1) fees for the Institutional Class Shares are 0.00%, as opposed to stating that there are no such fees.  Consistent with this disclosure, confirm that a distribution plan pursuant to Rule 12b-1 has been adopted with respect to the Institutional Class Shares.  If a plan has not been adopted, state that the distribution and/or service (12b-1) fees are “None” rather than 0.00%.

Response:  A distribution plan pursuant to Rule 12b-1 has not been adopted for the Institutional Class Shares of the Fund.  The prospectus has been revised to state that that the distribution and/or service (12b-1) fees are “None” rather than 0.00% for the Institutional Class Shares.

4.	Comment: Confirm that copies of all material agreements have been filed as exhibits to the registration statement.

Response: All material agreements have been filed as exhibits to the registration statement.

5.
Comment:  The second footnote to the fee table states that the Fund’s investment advisor will make payments to the Fund’s administrator “based upon the Fund’s net assets according to a schedule included in the Operating Plan” and “assume certain expenses of the Fund outlined in the Operating Agreement.”  Provide a more precise description of these expense limitation measures undertaken by the investment advisor.  Where possible, avoid cross-references to other sections of the Prospectus or other documents.  In addition, confirm that all expenses excluded from the expense limitation arrangement are listed in the footnote or revise as appropriate.

Response: The footnote has been revised as requested. All expenses excluded from the expense limitation arrangement are listed in the footnote.

6.	Comment: In the second footnote to the fee table, explain that if the Fund’s net expense ratio will increase if it incurs expenses excluded from the expense limitation agreement.

Response: The footnote has been revised as requested.

7.	Comment: Confirm that all principal investment strategies have been disclosed or revise the Prospectus as needed to include such strategies and their attendant risks.

Response: The Prospectus has been revised so that all principal investment strategies and risks are clearly disclosed.

8.
Comment:  Revise any language in the Prospectus that implies additional material information is pertinent, but omitted. Phrases like “including, but not limited to” and “such as” should not be used to explain principal investment strategies or risks.

Response: The requested revision has been made.

9.
Comment:  The investment objective states that the Fund seeks “maximum relative total return.”  What does this phrase mean?  The description of the investment strategy states that the Fund aims to generate total return.  Is this description consistent with the investment objective?

Response: The disclosure in the Prospectus has been revised so that the description of the investment strategy explains, and is consistent with, the investment objective.

10.
Comment:  The section entitled “Principal Risks of Investing in the Fund” should disclose that the Fund’s advisor and sub-advisor do not have previous experience managing an investment company registered under the Investment Company Act of 1940.

Response: The requested risk disclosure has been added to the Prospectus.

11.
Comment:  The description of the Fund’s principal investment strategies notes that the Fund will invest in government issued securities.  In the disclosure provided in response to Item 9 of Form N-1A, elaborate on these investments by specifying the different government issuers and the attendant risks.

Response:  After further discussion with the Fund's investment adviser, it was determined that government issued securities should not be considered a principal investment strategy and the Prospectus has been revised accordingly.

12.
Comment:  Where the description of the Fund’s principal investment strategies discloses the particular derivative instruments in which the Fund will invest, the description should also disclose the purpose that the derivatives are intended to serve in the portfolio (e.g., hedging, speculation, or as a substitute for investing in conventional securities), and the extent to which derivatives are expected to be used. See letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 10, 2010).

Response: The disclosure has been revised as requested.

13.
Comment:  Will the Fund invest in total return swaps?  If so, then will the Fund’s coverage (i.e. segregated assets or offsetting positions) with respect to these positions be based on notional amount of the contracts or the daily marked-to-market net obligation?

Response: The Fund will not invest in total return swaps.

14.	Comment: Will the Fund invest in currencies? Will these investments include direct investments in commodities like gold and silver?

Response: The Fund will not invest in currencies or make direct investments in commodities like gold or silver.

15.
Comment:  Where the description of the Fund’s principal investment strategies discloses that the Fund will invest in fixed income securities, the description should also disclose the type, maturity, credit rating, and terms of the fixed income securities.

Response:  After further discussion with the Fund's investment advisor, it was determined that fixed income securities should not be considered a principal investment strategy and the Prospectus has been revised accordingly.

16.
Comment:  The disclosure regarding the Fund’s investments in fixed income securities should also disclose (i) the extent to which the Fund may invest in junk bonds, (ii) that the investments may include debt securities of issuers in default, and (iii) the entities that rate the debt securities in which the Fund invests (e.g., nationally recognized statistical rating organizations and if the Fund’s advisor determines the credit quality of unrated debt instruments).

Response: As noted above, it was determined that fixed income securities should not be considered a principal investment strategy and the Prospectus has been revised accordingly.

17.	Comment: Disclose the extent to which the Fund may invest in other investment companies, including exchange-traded funds.

Response:  The disclosure has been revised to clarify that, subject to applicable limitations set forth in the Investment Company Act, the Sub-Advisor may allocate 0 to 100% of the Fund’s assets to exchange-traded funds at any time.

18.
Comment:  The disclosure regarding the Fund’s investments in foreign securities should also (i) disclose the extent to which the Fund may invest in foreign companies, and (ii) clarify the method used to identify an issuer’s market.

Response:  The disclosure has been revised to (i) clarify that the Sub-Advisor may allocate 0 to 100% of the Fund’s assets to foreign securities at any time and (ii) note that a security is considered foreign if its principal trading market is located in a country other than the United States.

19.
Comment:  Form N-1A calls for a summary of the Fund’s principal investment strategies in response to Item 4, with a fuller disclosure of the strategies provided in response to Item 9.  It is noted that the descriptions of the strategies in the summary section of the Prospectus and in the section under “Principal Investment Objective, Strategies, and Risks” are nearly identical.  Would it be appropriate to revise the disclosure provided in the summary section of the Prospectus so that it is more concise?

Response: The Prospectus has been revised as requested.

20.	Comment: In the description of the Fund’s principal investment strategies, elaborate on the decision-making process for selling securities.

Response: The Prospectus has been revised to include additional disclosure on the decision-making process for selling securities.

21.
Comment:  The sentence that reads “the Fund may use all or some of the strategies to varying degrees and may add new strategies as deemed appropriate by the Sub-Advisor” under “Principal Risks of Investing in the Fund” is inconsistent with the requirements of Form N-1A.  In particular, the disclosure provided in response to Item 4 should identify all principal investment strategies and a principal investment strategy could only be added if the Prospectus was supplemented with the appropriate disclosure.

Response: The Prospectus has been revised as requested.

22.
Comment:  The paragraph with the heading “Mechanical Trading Strategies” under “Principal Risks of Investing in the Fund” should revised so that it is written in plain English and then elaborated upon in the disclosure provided in response to Item 9 of Form N-1A.

Response: The disclosure has been revised as requested.

23.
Comment:  Enhance the risk disclosure regarding the use of leverage by the Fund, including the addition of disclosure explaining that leveraging by both the Fund and an underlying fund will expose the Fund to a relatively high level of leverage risk.

Response: The disclosure has been revised as requested.

24.
Comment:  Confirm that references to legal authority (e.g., the Fund will comply with Section 18 of the Investment Company Act) explain the import of such citation in plain English.  Revise such references as appropriate.

Response: The disclosure in the Prospectus has been reviewed and revised as needed to insure that references to legal authority include such an explanation.

25.	Comment: Confirm that the section entitled “Principal Risks of Investing in the Fund” summarizes all of the principal risks.

Response: The Prospectus has been reviewed and revised as necessary in order to appropriately summarize all principal risks.

26.
Comment:  In the section under “Principal Risks of Investing in the Fund” entitled “Common Stock Risk,” explain that the rights of holders of common stock are subordinate to those of preferred stock and bonds.

Response: The requested disclosure has been added.

27.
Comment:  The section under “Principal Risks of Investing in the Fund” entitled “Other Equity Securities Risk,” should be revised so that each particular type of equity security is addressed by a separate paragraph.

Response: The Prospectus has been revised to clarify that equity securities other than common stocks are not a principal investment strategy.

28.
Comment:  In “Principal Risks of Investing in the Fund,” include additional disclosure about the risks related to investing in closed-end funds, including (i) their use of leverage and the resulting volatility, (ii) return of capital by closed-end funds and its implications for the Fund, and (iii) investments in illiquid securities by closed-end funds.

Response:  After further discussion with the Fund's investment adviser, it was determined that closed-end funds should not be considered a principal investment strategy and the Prospectus has been revised accordingly.

29.	Comment: In the disclosure under “Principal Risks of Investing in the Fund,” the risk disclosure on writing call options should explain that potential risk of loss is theoretically unlimited.

Response: The requested risk disclosure has been added.

30.	Comment: The section entitled “Purchase and Sale of Fund Shares” should be revised to conform to the instructions of Form N-1A.

Response: The Prospectus has been revised as requested.

31.
Comment:  Confirm that all principal investment strategies and risks disclosed in the section entitled “Principal Investment Objective, Strategies, and Risks” have been included in the disclosure provided in response to Item 4.

Response:  All principal investment strategies and risks disclosed in the section entitled “Principal Investment Objective, Strategies, and Risks” have been included in the disclosure provided in response to Item 4.

32.
Comment:  Verify the disclosure under “Additional Information on Expenses” and revise as necessary so that such disclosure is consistent with the second footnote to the fee table in the summary section of the Prospectus.

Response: The disclosure has been revised as necessary.

33.	Comment: In the section of the Prospectus entitled “Purchase and Redemption Price,” provide a fuller account of the securities that will be priced as of 4:15 p.m. Eastern Time.

Response: The prospectus has been revised to note that all securities will be priced at 4:00 p.m. Eastern Time.

34.
Comment:  In the section of the Prospectus entitled “Investing in the Funds – Buying Or Selling Shares Through A Financial Intermediary,” clarify that additional steps are not required by a shareholder in order to insure that an order received in good form by a designated financial intermediary by 4:00 p.m. Eastern Time will receive a price based on that day’s calculation of net asset value.

Response: The disclosure has been clarified as requested.

Statement of Additional Information

35.	Comment: Confirm that all non-principal investment strategies and risks have been disclosed in the Statement of Additional Information.

Response: All non-principal investment strategies and risks have been disclosed in the Statement of Additional Information.

36.	Comment: Confirm that all principal investment strategies and risks disclosed in the Statement of Additional Information have been disclosed in the Prospectus.

Response: All principal investment strategies and risks disclosed in the Statement of Additional Information have been disclosed in the Prospectus.

37.	Comment: In the section entitled “Other Investment Policies,” make sure that the principal and non-principal investment policies are distinguishable and clearly delineated.

Response: Revisions have been made to insure that the principal and non-principal investment policies are clearly delineated.

38.	Comment: Clarify whether the Fund may invest in reverse repurchase agreements and revise the disclosure appropriately.

Response: The Statement of Additional Information has been revised to clarify that the Fund will not be investing in reverse repurchase agreements.

39.
Comment:  In the section entitled “Investment Limitations,” the paragraph on senior securities is written in a general fashion and should be revised to disclose the Fund’s specific coverage requirements for “permitted senior securities.”

Response: The paragraph includes additional disclosure that indicates where to find information on the Fund’s specific coverage requirements.

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

3.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact Terrence Davis at (678) 406-8740 or the undersigned at (252) 984-3816, extension 249.  Thank you for your consideration.

Sincerely,
Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary

cc:	Ms. Kimberly A. Browning
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Terrence O. Davis
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
920 Massachusetts Avenue, NW
Suite 900
Washington, DC 20001